FORM 6-K

1UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of  March 24, 2004

Commission File Number

Forbes Medi-Tech Inc. (Translation of registrant's name into English)
Suite 200-750 West Pender Street, Vancouver, BC, V6C 2T8, Canada (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....[X ]..... Form 40-F...[   ]...

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    [    ]              No

[   ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

“Developing Pharmaceuticals & Nutraceuticals from Nature”

For Immediate Release:

       March 2 6 , 2004

Forbes Medi-Tech Signs Reducol™ Licensing and Distribution Agreement with Marco Hi-Tech

Vancouver, Canada. Forbes Medi-Tech Inc. (TSE:FMI and NASDAQ:FMTI) today announced that it has signed a Licensing and distribution agreement for its cholesterol-lowering ingredient, Reducol™, with Marco Hi-Tech JV LLC of New York, N.Y.  Under the terms of the co-exclusive four-year contract, Forbes will supply Reducol™ to Marco Hi-Tech for distribution to dietary supplement manufacturers. These manufacture r s are expected to incorporate the ingredient into a variety of cholesterol-lowering supplements to be sold in natural health food stores across the United States.

“Marco Hi-Tech is a  supplier of natural supplement ingredients targeting large demographic categories,” said Mark Levitt, Vice President of Sales at Marco Hi-Tech. “The importance of cholesterol management is growing in light of new research concerning the cardiovascular benefit of lowering cholesterol beyond levels previously recommended by most physicians .. A clinically proven, proprietary ingredient, such as Reducol™, is clearly a n important product and carries a distinct advantage when targeting this bourgeoning cholesterol-lowering market.”

“Marco Hi-Tech is an established supplier, with a substantial amount of marketing expertise and access to sales distribution channels,” said Jeff Motley, Vice President of Sales at Forbes Medi-Tech Inc. “This is an important step in the continued successful commercialization of Reducol™ as Marco Hi-Tech has the capabilities to penetrate this growing market.”

About Marco Hi-Tech JV LLC

Marco Hi-Tech, headquartered in New York City with offices in China, has been developing and supplying quality bulk raw materials to the Nutritional and Dietary Supplement market since 1996. The Company’s core business focus is to supply quality ingredients to fill the development pipeline in the Weight loss , Energy & Sports, Women’s Health and Joint Care categories. Marco Hi-Tech is the largest supplier of Green Tea extracts in the U.S.

About Forbes Medi-Tech Inc.

Forbes Medi-Tech Inc. is a biopharmaceutical company dedicated to the research, development and commercialization of innovative prescription pharmaceutical and nutraceutical products for the prevention and treatment of cardiovascular and related diseases. Forbes' scientific platform is based on core sterol technology. By extracting plant sterols from by-products of the forestry industry, Forbes has developed cholesterol-lowering agents for use in pharmaceutical compounds, functional foods and dietary supplements.

# # #

  For more information, please contact:

Darren Seed Manager, Investor Relations Telephone: (604) 681-8976 E-mail: dseed@forbesmedi.com

NASDAQ and the Toronto Stock Exchange have not reviewed and do not accept responsibility for the adequacy or accuracy of the content of this News Release.  This News Release may contain certain forward-looking statements, which statements can be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “anticipate”, “estimate”, “predict”, “plans”, or “continue”, “for use in”, or the negative thereof or any other variations thereon or, or that events or conditions “will,” “may,” “could” or “should” occur, or comparable terminology referring to future events or results.  The Company’s actual results could differ materially form those anticipated in these forward-looking statements as a result of numerous factors, including research and development risks; the need for regulatory approvals; the risk of technical obsolescence; intellectual property risks; marketing/manufacturing and partnership/strategic alliance risks; product liability and insurance risks; the effect of competition; uncertainty of the size and existence of a market opportunity for the Company’s products; uncertainty as to whether any pharmaceutical products will be developed and marketed successfully or at all; and the Company’s need for future funding; any of which could cause actual results to vary materially from current results or the Company’s anticipated future results.  See the Company’s reports filed with the Canadian and U.S. securities regulatory authorities from time to time for cautionary statements identifying important factors with respect to such forward-looking statements, including certain risks and uncertainties, that could cause actual results to differ materially from results referred to in forward-looking statements.  The Company assumes no obligation to update the information contained in this News Release.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 26, 2004	FORBES MEDI-TECH INC. “Charles A. Butt” Charles A. Butt President & CEO